                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     WEATHERFORD INTERNATIONAL INCORPORATED
            ---------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.10 PAR VALUE
            ---------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   0009470761
            ---------------------------------------------------------
                                 (CUSIP NUMBER)

                                ELIZABETH FOLEY
                           FIRST RESERVE CORPORATION
                               475 STEAMBOAT ROAD
                          GREENWICH, CONNECTICUT 06830
                                 (203) 661-6601
            ---------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                OCTOBER 5, 1995
            ---------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 3 OF 23 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            American Gas & Oil Investors, Limited Partnership
            I.R.S. Identification No.: 13-3077100
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            OO
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    1,684,532 (Item 5)
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         1,684,532 (Item 5)
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,684,432
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                       / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.3%
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            PN
----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 4 OF 23 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            AmGo II, Limited Partnership
            I.R.S. Identification No.: 13-3149992
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            OO
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    1,042,651 (Item 5)
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         1,042,651 (Item 5)
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,042,651
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                       / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.1%
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 5 OF 23 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            AmGo III, Limited Partnership
            I.R.S. Identification No.: 06-1176782
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            OO
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    504,809 (Item 5)
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         504,809 (Item 5)
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            504,809
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                       / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.0%
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 6 OF 23 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Reserve Secured Energy Assets Fund,
            Limited Partnership
            I.R.S. Identification No.: 06-1232433
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            OO
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                 / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    1,963,409 (Item 5)
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         1,963,409 (Item 5)
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,963,409
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                        / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.9%
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 7 OF 23 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Reserve Fund V, Limited Partnership
            I.R.S. Identification No.: 06-1295657
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            OO
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                 / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    2,835,189 (Item 5)
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         2,835,189 (Item 5)
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,835,189
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                        / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.6%
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 8 OF 23 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Reserve Fund V-2, Limited Partnership
            I.R.S. Identification No.: 06-6351960
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    708,470 (Item 5)
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         708,470 (Item 5)
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            708,470
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                        / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4%
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 9 OF 23 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Reserve Fund VI, Limited Partnership
            I.R.S. Identification No.: 06-1334650
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            OO
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                 / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    735,371 (Item 5)
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         735,371 (Item 5)
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            735,371
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                        / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4%
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------            ----------------------------------------
  CUSIP NO. 293805107                               PAGE 10 OF 23 PAGES
----------------------------------------            ----------------------------------------
----------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Reserve Corporation
            I.R.S. Identification No.: 06-1210123
----------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                           (b) / /
----------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
----------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                                 / /
----------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------------------------------------------------------------------------
                        7           SOLE VOTING POWER
                                    9,474,431 (Item 5)
  NUMBER OF             ----------------------------------------------------------------------
  SHARES                8           SHARED VOTING POWER
  BENEFICIALLY                      0
  OWNED BY              ----------------------------------------------------------------------
  EACH                  9           SOLE DISPOSITIVE
  REPORTING                         9,474,431 (Item 5)
  PERSON                ----------------------------------------------------------------------
  WITH                  10          SHARED DISPOSITIVE
                                    0
----------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,474,431
----------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                                        / /
----------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.6%
----------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
            CO
----------------------------------------------------------------------------------------------

                                                                            11
ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Weatherford International Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1360 Post Oak Boulevard, Suite 1000, Houston, Texas, 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by American Gas & Oil Investors, Limited Partnership ("Fund I"), AmGO II, Limited Partnership ("Fund II"), AmGO III, Limited Partnership ("Fund III"), First Reserve Secured Energy Assets Fund, Limited Partnership ("Fund IV"), First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership ("Fund V-2") and First Reserve Fund VI, Limited Partnership ("Fund VI", and together with Fund I, Fund II, Fund III, Fund IV, Fund V and Fund V-2, the "Funds"), and by First Reserve Corporation ("First Reserve"), to report the acquisition by the Funds of Common Stock. First Reserve is the managing general partner of each of the Funds. The Funds, in the aggregate, directly own more than 5% of the issued and outstanding shares of Common Stock ("Weatherford Shares").

     Fund I, Fund II, and Fund III are New York limited partnerships and Fund IV is a Delaware limited partnership. Their principal purpose is to make equity and debt investments in companies engaged in various energy and energy related activities, including, but not limited to, energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities (collectively, "energy companies").

     Fund V and Fund V-2 are Delaware limited partnerships. Their principal purpose is to make equity and debt investments in companies engaged in various energy and energy related activities, including, but not limited to, energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities.

     Fund VI is a Delaware limited partnership. Its principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities, including, but not limited to, energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities, but excluding any oil and gas exploration directly or through an entity whose primary activity is to conduct such exploration.

     First Reserve is a Delaware corporation which raises funds for and manages the Funds. The seven Funds constitute all of the limited partnerships managed by First Reserve. The principal business of First Reserve is to act as managing general partner and provide investment management services to the Funds.

     The principal business and office address of First Reserve and each of the Funds (together, the "Reporting Persons") is 475 Steamboat Road, Greenwich, Connecticut 06830.

     Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule I, which is incorporated in this Schedule 13D by reference.

     During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 12, 1994 Total Energy Services Company ("Total") merged with and into ET Merger Corporation ("ET"), a wholly owned subsidiary of Enterra Corporation ("Enterra") pursuant to an Agreement and Plan of Merger among Total, Enterra and ET dated as of May 2, 1994, as amended by the First Amendment to Agreement and Plan of Merger dated as of July 15, 1994 (the "Enterra Merger Agreement") (the "Enterra Merger"). Prior to the

Enterra Merger, the Funds beneficially owned approximately 99.2% of the outstanding shares of common stock of Total, par value $.01 per share ("Total Stock"). Total continued as a wholly-owned subsidiary of Enterra, and each share of Total Stock was converted into approximately 169.3 shares of Enterra common stock, par value $1.00 per share (the "Enterra Shares") (although cash was paid in lieu of fractional Enterra Shares), such that each Fund owned the following numbers of Enterra Shares: (i) Fund I owned 1,993,529 Enterra Shares, as a result of the conversion of 11,774.68 shares of Total Stock; (ii) Fund II owned 1,233,907 Enterra Shares, as a result of the conversion of 7,288.01 shares of Total Stock; (iii) Fund III owned 597,408 Enterra Shares, as a result of the conversion of 3,687.97 Enterra Shares of Total Stock and of the grant of the right to receive 26,989 Enterra Shares to Fund VI in exchange for cash; (iv) Fund IV owned 2,323,562 Enterra Shares, as a result of the conversion of 14,343.54 shares of Total Stock and of the grant of the right to receive 104,892.0 Enterra Shares to Fund VI for cash; (v) Fund V owned 3,355,254 Shares, as a result of the conversion of 19,817.64 shares of Total Stock; (vi) Fund V-2 owned 838,427.0 Enterra Shares, resulting from the conversion of 4,952.13 shares of Total Stock; and (vii) Fund VI owned 870,262 Enterra Shares, as a result of the conversion of 4,349.72 shares of Total Stock and of the receipt of the right to receive 133,827 Enterra Shares, in the aggregate, from Fund III, Fund IV and Gerald Hage in exchange for cash.

     On October 5, 1995, Enterra merged with and into Weatherford, pursuant to an Agreement and Plan of Merger, dated as of June 23, 1995, as amended as of August 28, 1995 (the "Weatherford Merger Agreement") (the "Weatherford Merger"). Weatherford continued as the surviving corporation and changed its name to Weatherford Enterra, Inc. Pursuant to the Weatherford Merger, each Enterra Share was converted into the right to receive 1.69 Weatherford Shares, before giving effect to a one-for-two reverse stock split (the "Reverse Stock Split") of Weatherford Shares. After giving effect to the Reverse Stock Split as of the Effective Time (as defined in the Weatherford Merger Agreement), each Enterra Share was converted into the right to receive 0.845 of a Weatherford Share (although cash was paid in lieu of fractional Shares).

     Following the Reverse Stock Split, each Fund owned the following numbers of Weatherford Shares: (i) Fund I owned 1,684,532 Weatherford Shares, as a result of the conversion of 1,993,529 Enterra Shares; (ii) Fund II owned 1,042,651 Weatherford Shares, as a result of the conversion of 1,233,907 Enterra Shares;
(iii) Fund III owned 504,809 Weatherford Shares, as a result of the conversion of 597,408 Enterra Shares; (iv) Fund IV owned 1,963,409 Weatherford Shares, the conversion of 2,323,562 Enterra Shares; (v) Fund V owned 2,835,189 Weatherford Shares, as a result of the conversion of 3,355,254 Enterra Shares; (vi) Fund V-2 owned 708,470 Weatherford Shares, as a result of the conversion of 838,427.0 Enterra Shares; and (vii) Fund VI owned 735,371 Weatherford Shares, as a result of the conversion of 870,262 Enterra Shares.

     The source of consideration used by the Funds in acquiring the Weatherford Shares reported as beneficially owned in Item 5 hereof was 11,212,349 Enterra Shares.

     The 11,212,349 Enterra Shares used by the Funds to obtain their 9,474,431 Weatherford Shares, were acquired with 66,213.69 shares of Total Stock, and in the case of Fund VI only, also working capital. The 66,213.69 shares of Total Stock used by the Funds to obtain their 11,212,349 Enterra Shares were acquired with the assets of the Fund.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Funds acquired the Weatherford Shares disclosed in Item 5 of this
Schedule 13D in order to continue their substantial investment position in the entity surviving the Weatherford Merger. During the term of the Stockholders' Agreement dated as of June 23, 1995, as amended, between Weatherford and the Funds (the "Weatherford Stockholders' Agreement") attached as Exhibit C, two of four designated Funds will be permitted to designate two members for nomination to the Weatherford Board of Directors, provided the Funds own Weatherford Shares in certain minimum amounts. The Funds intend to participate in and influence the affairs of Weatherford through their two designees on the Board of Directors.

     The Funds are contractually prohibited from taking certain actions with respect to the Weatherford Shares during the term of the Weatherford Stockholders' Agreement as further described in Item 6 of this Schedule 13D.

     Except as described above, at the present time the Reporting Persons do not have any plans or proposals that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of October 5, 1995, the Funds beneficially owned an aggregate of 9,474,431 Weatherford Shares, constituting approximately 18.6% of the 50,851,238 Weatherford Shares outstanding as of October 5, 1995, such Weatherford Shares consisting of the 9,474,431 Weatherford Shares issued pursuant to the Merger (following the Reverse Stock Split). The number and percentage of Weatherford Shares beneficially owned by each Reporting Person identified in Item 2 of this Schedule 13D are:

                                                                               PERCENTAGE OF
                                                                                WEATHERFORD
                                                                                   SHARES
                                                                               OUTSTANDING ON
                                                                                 OCTOBER 5,
                                                                  SHARES            1995
                                                                 ---------     --------------
    Fund I.....................................................  1,684,532           3.3%
    Fund II....................................................  1,042,651           2.1%
    Fund III...................................................    504,809           1.0%
    Fund IV....................................................  1,963,409           3.9%
    Fund V.....................................................  2,835,189           5.6%
    Fund V-2...................................................    708,470           1.4%
    Fund VI....................................................    735,371           1.4%
    First Reserve..............................................  9,474,431          18.6%

     (b) Each Fund has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all Weatherford Shares held by it. First Reserve, in its role as managing general partner of the Funds and acting on behalf of the Funds, has the power to cause each Fund to dispose of or vote Weatherford Shares held by such Funds.

     (c) Not applicable.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of Weatherford Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER UNDER THE STOCKHOLDERS' AGREEMENT.

     The Weatherford Stockholders' Agreement provides, among other things, that the Funds and First Reserve are contractually prohibited from (i) subject to certain exceptions, acquiring additional Weatherford Shares if the effect of such acquisition would be to either increase the aggregate holdings of "Weatherford Voting Securities" (as defined in Section 1.1 of the Weatherford Stockholders' Agreement) of First Reserve, the Funds and their affiliates (collectively, the "First Reserve Group") to 20% or more of the "Combined Voting Power" (as defined in Section 1.3 of the Stockholders' Agreement) or increase the First Reserve Group's holdings of any class or series of Weatherford Voting Securities to more than 20%, (ii) depositing any Weatherford Voting Securities owned by them in a voting trust or entering into any similar voting arrangement unless all the parties to the trust or arrangement are First Reserve Group members, (iii) making or in any way becoming "participants" in the "solicitation" of proxies (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended), (iv) participating in or becoming a member of a "13D/G Group" (as that term is defined in the Weatherford

Stockholders' Agreement), other than the First Reserve Group for the purposes of holding, acquiring or disposing of Weatherford Voting Securities,
(v) making a proposal to a third party or initiating any proposal that would reasonably result in a change of control of Weatherford or make any public announcement with respect to any such proposal, (vi) disposing of any Weatherford Voting Securities except (A) by conversion, exchange or exercise of Weatherford Voting Securities pursuant to their terms, in a manner not otherwise in violation of clause (i) above, (B) in a bonafide pledge or similar or related action of such Weatherford Voting Securities to a lender that is not a First Reserve Group member to secure a bonafide loan, for money borrowed, made to one or more First Reserve Group members with full recourse to the borrower or borrowers, (C) by transfer, assignment, sale or disposition of such Weatherford Voting Securities to another First Reserve Group member, (D) by distribution of Weatherford Voting Securities to any partner of a First Reserve Group member, provided that any such distributee which is a member of the First Reserve Group has signed the Weatherford Stockholders' Agreement and that the subsequent distributions of such distributee, if assisted by First Reserve, conform with the distribution restrictions imposed by the Weatherford Stockholders' Agreement, (E) pursuant to a registration statement, (F) in sales in broker's transactions, effected on the NYSE or any other securities exchange on which the Weatherford Voting Securities are listed or in any other public trading market in which the Weatherford Voting Securities are then being traded, in compliance with the provisions of Rule 144, including the volume restrictions set forth in such rule (excluding for purposes of this clause (F) in sales pursuant to the provisions of paragraph (k) of Rule 144, which sales are included under (G), (G) sales pursuant to paragraph (k) of Rule 144, (H) other negotiated sales of Weatherford Voting Securities, or (I) pursuant to the provisions of the Weatherford Stockholders' Agreement permitting, in certain circumstances, sales into tender or exchange offers, (vii) disposing of Weatherford Voting Securities pursuant to clause (vi) (E) above, unless the First Reserve Group members use their reasonable best efforts to refrain from disposing of Weatherford Voting Securities representing 3% or more of the Combined Voting Power to any one person or group, (viii) disposing of any Weatherford Voting Securities pursuant to clauses (vi)(D), (E) and (F) above to any one person or group if such Weatherford Voting Securities represent 5% or more of the Combined Voting Power, and (ix) disposing of Weatherford Voting Securities pursuant to clauses (vi)(D), (E) and (F) above to any one person or group who, upon consummation of such sale would, directly or indirectly, have beneficial ownership of or the right to acquire beneficial ownership of Weatherford Voting Securities representing 10% or more of the Combined Voting Power.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A.  Agreement Concerning Filing of Schedule 13D.

     Exhibit B. Agreement and Plan of Merger, dated as of June 23, 1995, as amended as of August 28, 1995, between Weatherford International Incorporated and Enterra Corporation.

     Exhibit C. Agreement dated as of June 23, 1995, as amended as of August 28, 1995, among Weatherford International Incorporated, American Gas & Oil Investors, Limited Partnership, AmGO II, Limited Partnership, AmGO III, Limited Partnership, First Reserve Secured Energy Assets Fund, Limited Partnership, First Reserve Fund V, Limited Partnership, First Reserve Fund V-2, Limited Partnership, First Reserve Fund VI, Limited Partnership and First Reserve Corporation.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Dated: October 5, 1995.

                                          FIRST RESERVE CORPORATION

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          AMERICAN GAS & OIL INVESTORS,
                                            LIMITED PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          AMGO II, LIMITED PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          AMGO III, LIMITED PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          FIRST RESERVE FUND V, LIMITED
                                           PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          FIRST RESERVE FUND V-2, LIMITED
                                            PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                          FIRST RESERVE FUND VI, LIMITED
                                            PARTNERSHIP

                                          By: First Reserve Corporation,
                                            as Managing General Partner

                                          By: /s/  ELIZABETH C. FOLEY
                                            ------------------------------------
                                            Name: Elizabeth C. Foley
                                            Title: Treasurer

                                   SCHEDULE I

     1. The name, business address, and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

           NAME AND POSITION WITH
           FIRST RESERVE CORPORATION
           -------------------------
           John A. Hill
           Chairman, Managing Director and Director

           David H. Kennedy
           Managing Director and Director

           Cathleen M. Ellsworth
           Vice President

           Bruce M. Rothstein
           Vice President

           William E. Macaulay
           President and Chief Executive
             Officer, Managing Director
             and Director

           Elizabeth C. Foley
           Managing Director, Treasurer and Secretary

                                EXHIBIT INDEX

     Exhibit A.  Agreement Concerning Filing of Schedule 13D.

     Exhibit B. Agreement and Plan of Merger, dated as of June 23, 1995, as amended as of August 28, 1995, between Weatherford International Incorporated and Enterra Corporation.

     Exhibit C. Agreement dated as of June 23, 1995, as amended as of August 28, 1995, among Weatherford International Incorporated, American Gas & Oil Investors, Limited Partnership, AmGO II, Limited Partnership, AmGO III, Limited Partnership, First Reserve Secured Energy Assets Fund, Limited Partnership, First Reserve Fund V, Limited Partnership, First Reserve Fund V-2, Limited Partnership, First Reserve Fund VI, Limited Partnership and First Reserve Corporation.